Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: August 10, 2021

Iteris and Wejo Partner to Deliver Enhanced Applications of Connected Vehicle Data for Safer and More Efficient Roadways

Iteris will Augment its ClearMobility Cloud with Wejo Connected Vehicle Data to Provide Enhanced Content to Public-sector and Commercial Customers Throughout North America

•	Wejo will provide Iteris with real-time data from over 11 million vehicles and 48 billion journeys in North America, empowering Iteris’ public-sector and commercial enterprise customers nationwide with Wejo connected vehicle data for the first time.

•	Iteris will deliver anonymous enhanced connected vehicle insights through its smart mobility infrastructure ecosystem to help municipalities, cities, states and commercial partners achieve safer and more efficient mobility.

•	Around 95% of new vehicles are anticipated to be connected by 2030, representing up to $400 billion in potential revenue for the resulting connected vehicle data.

SANTA ANA, Calif. and Manchester, England – August 10, 2021 – Iteris, Inc. (NASDAQ: ITI), the global leader in smart mobility infrastructure management, and Wejo, a global leader in connected vehicle data, today announced that they have entered into an agreement to deliver enhanced connected vehicle data content to Iteris’ public-sector and commercial customers throughout North America.

Under the terms of the agreement, Iteris will join Wejo’s partner program to provide new and existing customers with real-time movement data from more than 11 million connected vehicles in North America. In addition, Wejo will join Iteris’ ecosystem of mobility intelligence providers, empowering public-sector and commercial enterprise customers in the transportation space nationwide with Wejo’s connected vehicle data. Connected vehicle data characteristics will combine with additional layers of real-time traffic and weather information, incremental predictive inputs and artificial-intelligence capabilities from Iteris’ ClearMobility™ Cloud. The combination will enable a new level of insights in areas such as commuter information, traffic mitigation, road network management and studying road utilization.

“We are excited to announce this partnership, which will make Wejo’s near real-time connected car data available to Iteris’ public-sector and commercial enterprise customers nationwide for the first time,” said Richard Barlow, CEO at Wejo. “Our value-added insights will enhance and improve Iteris’ product offerings, and ultimately contribute to improved safety and reduced congestion on roadways throughout North America, while helping to shorten journey times and providing car owners with a materially better driving experience.”

This news comes on the heels of growing interest in connected vehicle data and promise for its applications across sectors. Microsoft, Palantir Technologies, Sompo Holdings and General Motors have all become strategic investors in Wejo as part of the definitive agreement it made to enter a business combination with Virtuoso Acquisition Corp. (NASDAQ:VOSO) in a transaction expected to close later this year.

“We are delighted to announce our partnership with Wejo and welcome the expansion of their industry-leading vehicle intelligence into Iteris’ smart mobility infrastructure ecosystem,” said Joe Reed, chief technology officer, and senior vice president and general manager, Applications and Cloud Solutions at Iteris. “Wejo is a leader and pioneer in connected vehicle data, and combined with valuable traffic and weather information, and artificial-intelligence driven capabilities from our ClearMobility Platform, Iteris will enable safer and more efficient mobility for public transportation agencies and commercial enterprises throughout North America.”

According to McKinsey, by 2030, around 95% of new vehicles sold globally will be connected, up from around 50% today, and the global market opportunity of the resulting data is estimated at between $250 billion and $400 billion. Connected vehicles are fitted with hundreds of sensors, each telling the story of the vehicle’s current state and how it is used. Advanced communication systems then exchange individual vehicle, journey and geospatial information with personal smart devices, other vehicles, IoT devices and transportation infrastructure, such as roadside traffic cabinets. As connected vehicles and smart mobility infrastructure expand, along with the seamless flow of data between them, drivers will benefit from improved safety and efficiency in the transportation network, from intersections to arterial and highways.

About Iteris, Inc.

Iteris is the global leader in smart mobility infrastructure management – the foundation for a new era of mobility. We apply cloud computing, artificial intelligence, advanced sensors, advisory services and managed services to achieve safe, efficient and sustainable mobility. Our end-to-end solutions monitor, visualize and optimize mobility infrastructure around the world to help ensure that roads are safe, travel is efficient, and communities thrive. Visit www.iteris.com for more information, and join the conversation on Twitter, LinkedIn and Facebook.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from over 11 million vehicles and more than 48 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 200 people and has offices in Manchester in the UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com.

Iteris Forward-Looking Statements

This release may contain forward-looking statements, which speak only as of the date hereof and are based upon our current expectations and the information available to us at this time. Words such as "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," “should,” "will," "can," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements about the awarded contract extension and benefits and effects of the contractual relationship and our solutions and ClearMobility platform. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict, and actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference include, but are not limited to, our ability to successfully deliver services timely and in a cost-effective manner; our ability to introduce, market and gain broad acceptance of our new and existing product and service offerings; government funding and budgetary issues and delays; impact of influences and variances of general economic, political, environment, and other conditions in the markets we address; and the potential impact of product and service offerings from competitors and such competitors’ patent coverage and claims. Further information on Iteris, Inc., including additional risk factors that may affect our forward-looking statements, is contained in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, and our other SEC filings that are available through the SEC’s website (www.sec.gov).

Wejo Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021, including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Iteris Media Contact

David Sadeghi
Tel: (949) 270-9523
Email: dsadeghi@iteris.com

Iteris Investor Relations

MKR Investor Relations, Inc.

Todd Kehrli

Tel: (213) 277-5550

Email: iti@mkr-group.com

Wejo Media Contact

Shannon Casey

Tel: (617) 426-2222
Email: wejo@v2comms.com

Wejo Investor Relations

Idalia Rodriguez

Arbor Advisory Group

Email: investor.relations@wejo.com

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